VENMYN
Independence you can trust

First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton 2146
PO Box 782761
Sandton 2146
Republic of South Africa

Tel: +27 11 783 9903
Fax: +27 11 783 9953
www.venmyn.com

CONSENT OF AUTHOR

C.A. TELFER
B.Sc. Hons (Geol.), (DMS) Dip Bus Man
Pr. Sci. Nat., MGSSA, MAusIMM

First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton, 2146
Republic of South Africa
Email: catherine@venmyn.com

US Securities and Exchange Commission

I, Catherine Telfer B.Sc. Hons (Geol.), Dip. Bus. Man, MSAIMM, MAusIMM, Pr. Sci. Nat., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Rockwell Diamonds Inc. contains any misrepresentation of the information contained in Technical Report.

I do hereby consent to the filing with the regulatory authorities.

Dated this 29th day of May, 2008.

/s/ C. Telfer

C.A. TELFER
B.Sc. Hons (Geol.), (DMS) Dip Bus Man
Pr. Sci. Nat., MGSSA, MAusIMM
DIRECTOR